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                              March 24, 2023

       Tom Brock
       Chief Financial Officer
       Energy Fuels Inc.
       225 Union Blvd. Suite 600
       Lakewood, CO 80228

                                                        Re: Energy Fuels Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 15,
2022
                                                            File No. 001-36204

       Dear Tom Brock:

              We have reviewed your March 16, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 16, 2023 letter.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Exhibits and Financial Schedules, page 189

   1. We note your response to prior comment 2 regarding the cut-off grade used for the
                                                        Nichols Ranch property,
and the pricing, recovery, and operating cost numbers that are disclosed on pages
14-15 of the revised technical report summary.

                                                        Please provide us with
the equation that was used to calculate the cut-off grade for the
                                                        Nichols Ranch project
based on the information referenced above, to clarify and
                                                        demonstrate how the
minimum geologic cut-off grade of 0.02% was determined.

                                                        Also provide us with
the equation that was used to calculate the cut-off grade for the Alta
                                                        Mesa project based on
information in the corresponding technical report summary, to show how the minimum
geologic cut-off grade of 0.02% was determined.
 Tom Brock
Energy Fuels Inc.
March 24, 2023
Page 2

       Please identify all elements of each equation, reconciled as necessary to the corresponding details in the associated reports, identifying the specific locations within the reports where such details are disclosed, and including clear explanations of rationale for any adjustments or modifications to the inputs or within the equations.

       Identify and describe any differences in the assumptions utilized or the approach taken in determining the cut-off grades for each project.

        You may contact John Coleman, Mining Engineer, at (202) 551-3610, or
Karl
Hiller, Branch Chief, at 202-551-3686 if you have any questions regarding the comments.



                                                              Sincerely,
FirstName LastNameTom Brock
                                                              Division of
Corporation Finance
Comapany NameEnergy Fuels Inc.
                                                              Office of Energy
& Transportation
March 24, 2023 Page 2
cc:       James Guttman - External Counsel
FirstName LastName